

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Mr. Ronald J. Packard
Chief Executive Officer
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

> **Re:** **K12 Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 13, 2010**
> **File No. 001-33883**

Dear Mr. Packard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2010

Item 1A. Risk Factors, page 30

Opponents of virtual schools have sought to challenge…, page 30

1. To the extent your opponents, such as Teachers' unions, have succeeded in having states adopt restrictions on your business, these actions should be discussed. For example, we note that several of the states that you operate virtual schools in have caps on the number of enrollments at virtual schools. If these caps were the result of opposition to your business model, you should highlight.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 47

2. Please revise to state the high and low sales prices for your common stock for each full quarterly period within the two most recent fiscal years. See Regulation S-K Item 201(a)(ii).

Exhibits, page 119

3. To the extent that you continue to derive a material portion of your revenues from your contract with the Agora Cyber Charter School, please include that contract as an exhibit. See Regulation S-K Item 601(b)(10).

Form 10-K/A for the Year Ended June 30, 2010

Item 11. Executive Compensation, page 10

Equity Awards, page 13

4. Make clear whether stock options awarded to each named executive officer are made pursuant to financial performance target achievement alone or some combination of financial performance target achievement and other subjective considerations. The introductory language to this section suggests that considerations outside of financial performance are considered. However, the only reason given for the option awards granted in fiscal 2010 is the achievement of fiscal 2009 performance targets.

5. Disclose the financial performance targets and any other targets used in determining option awards. We note that you did not disclose your fiscal year 2009 financial performance targets. In addition, disclose performance targets pursuant to which equity awards vested during the fiscal year. You have not done so in the footnotes to your Outstanding Equity Awards at Fiscal year End for 2010 table. See Item 402(b)(2)(v) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

CC: Howard D. Polsky, Esq.
        Via facsimile: (703) 483-7496